UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

EDIFY.AI, INC.

Legal status of Issuer:

  Form:

  CORPORATION

  Jurisdiction of Incorporation/Organization:

  DELAWARE

  Date of Organization:

  May 31, 2018

Physical Address of Issuer:

669 SOUTH WEST TEMPLE, SUITE 222
SALT LAKE CITY, UT 84101

Website of Issuer:

http://www.edify.ai

Current Number of Employees:

3 employees and 5 independent contractors.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$2,464,982.10	$1,277,291
Cash & Cash Equivalents	$82,854.33	$57,724
Accounts Receivable	$626,276.54	$27,300
Short-term Debt	$1,974,906.83	$1,008,729
Long-term Debt	$1,474,500	$745,300
Revenues/Sales	$556,083.20	$445,759
Cost of Goods Sold*	$816,006.21	$421,203
Taxes Paid	$1,451.46	$0
Net Income	($502,822.94)	($29,738)

*Reflected on Statement of Operations as "Total Operating Expenses"


April 28, 2022
FORM C-AR

EDIFY.AI




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by EDIFY.AI, INC., a Delaware corporation ("**Edify,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.edify.ai no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. Thissummary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Edify.ai, Inc. offers a mobile application using artificial intelligence focused on safety, incorporated in Delaware as a corporation on May 31, 2018.

The Company is located at 669 South West Temple, 222, Salt Lake City, UT.

The Company's website is https://www.edify.ai.

The Company conducts business in Utah and offers its products and services through the internet in the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/edify.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subjectto same risks that all companies in its business, and all companies in the economy, are exposed to. These include risksrelating to economic downturns, political and economic events and technological developments (such as hacking andthe ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially continuing throughout 2021 and into the future due to COVID-19, the Company's revenue may become adversely affected. The coronavirus pandemic is causing disruptions in the workplace, which will have negative repercussions on our business and our customers' businesses, if they continue for an extended period time. As a result of state and localities implementation of social distancing and "work from home" regulations more and more companies, including our customers, have been forced to either shut down, slow down or alter their work routines. Since our business provides workplace safety and work-related injury prevention for frontline workers and management, any "work from home" regulations and social-distancing policies could affect the acceptance and continued use of our services by customers, particularly because customers' alternative work arrangements could significantly slow down their anticipated schedules for the deployment of capital for our solution, all of which could have a negative impact our business.

Market adoption of cloud-based workplace safety training and predictive analytic solutions is new and unproven and may not grow as we expect, which may harm our business and results of operations, and even if market demand increases, the demand for our platform may not increase.

We believe our future success will depend in part on the growth, if any, in the demand for cloud-based technology workplace safety training and predictive analytic solutions, particularly enterprise-grade solutions. The widespread adoption of our platform depends not only on strong demand for new forms of workplace safety training, but also for solutions delivered via a Software-as-a-Service, or SaaS, business model in particular. The market for cloud-based workplace safety training solutions is less mature than the market for in-person consultation, learning management systems, wearable technologies, and data aggregation, which many businesses currently utilize, and these businesses may be slow or unwilling to migrate from these legacy approaches. As such, it is difficult to predict customer demand for our platform, customer adoption and renewal, the rate at which existing customers expand their engagement with our platform, the size and growth rate of the market for our platform, the entry of competitive products into the market, or the success of existing competitive products. Furthermore, even if businesses want to adopt a cloud-based workplace safety training solution, it may take them a long time to fully transition to this type of learning solution orthey could be delayed due to budget constraints, weakening economic conditions, or other factors. Some businesses may also have long-term contracts with existing vendors and cannot switch in the short term. Even if market demandfor cloud-based workplace safety training solutions generally increases, we cannot assure you that adoption of our platform will also increase. If the market for cloud-based workplace safety training solutions does not grow as we expect or our platform does not achieve widespread adoption it could result in reduced customer spending, customer attrition, and decreased revenue, any of which would adversely affect our business and results of operations.

Our percentage of revenues and customer concentration is significant.

Revenues from our ten largest customers accounted for a material percentage of our total revenue in 2020 and 2019. Our loss of one or more significant customers could have a significant adverse impact on our business, financial condition, and results of operations. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers in the enterprise marketplace. In addition, revenues from these customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions, or other facts, some of which may be outside of our control. Further, some of our contracts with these customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of these customers experience declining or delayed sales due to market, economic, health and safety, or competitive conditions, we could be pressured to reduce the prices we charge for our services or we could lose a major customer. Any such development could have an adverse effect on our margins and financial position, and would negatively affect our revenues and results of operations.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 4,000,000 shares of common stock, consisting of 2,000,000 shares of Class A Common Stock, par value of $0.001 per share and 2,000,000 shares of Class B Common Stock, par value of $0.001 per share, of which 623,383 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our use of open-source software could subject our proprietary technology to unwanted open-source license conditions that could negatively impact our business.

Our use of open-source software could subject our proprietary technology to unwanted open-source license conditions that could negatively impact our business. A portion of our technology capabilities incorporates open-source software, and we may incorporate open-source software into other offerings or products in the future. If an author or other third party that distributed such open-source software to us were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations. Further, the outcome of such litigation may be particularly uncertain in some cases, because there is little legal precedent governing the interpretation of certain terms of common open source licenses. In addition, if we combine our proprietary software with open-source software in a certain manner and make it available to others, under some open-source licenses, we could be required to license or make available the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours and harm our business.

We rely on other companies to provide certain aspects of our service.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Cory Linton, our Chief Executive Officer, Brian Kennedy, our Chief Technical Officer and Shahid Chishty, our Chief Financial Officer. The Company has no employment agreements with Cory Linton, Brian Kennedy or Shahid Chishty and there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Cory Linton, Brian Kennedy or Shahid Chishty, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Because we recognize revenue from our software-as-a-service subscriptions and licenses over the subscription or license term, downturns or upturns in new sales and renewals may not be immediately reflected in our operating results and may be difficult to discern.

For customers who purchase a software-as-a-service subscription or license, we generally recognize revenue from customers ratably over the terms of their subscriptions. A portion of the revenue we report in each quarter is derived from the recognition of revenue relating to subscriptions and term licenses entered into during previous quarters. Consequently, a decline in new or renewed subscriptions or term licenses in any single quarter may have a small impact on our revenue for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our solutions, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business. The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Failures in internet infrastructure or interference with internet or Wi-Fi access could cause existing or prospective users to believe that our systems are unreliable, potentially leading our customers to decline to renew their subscriptions.

Our platform depends on our users' internet access. Increasing numbers of users on our platform and increasing bandwidth requirements may degrade the performance of our products or platform due to capacity constraints and other internet infrastructure limitations. If internet service providers and other third parties providing internet services have outages or deteriorations in their quality of service, our users may not have access to our platform or may experience a decrease in the quality of our products. Furthermore, as the rate of adoption of new technologies increases, the networks our platform relies on may not be able to sufficiently adapt to any increased demand for our products. Frequent or persistent interruptions could cause existing or prospective users to believe that our platform is unreliable, leading them to switch to our competitors, which could materially adversely affect our business, financial condition, results of operations, and prospects.

In addition, users who access our platform through mobile devices, such as smartphones and tablets, must have an internet or Wi-Fi connection to use our products. Currently, this access is provided by a limited number of companies. These providers could take measures that degrade, disrupt, or increase the cost of user access to third-party services, including our platform, by charging increased fees to third parties or the users of third-party services, any of which would make our platform less attractive to customers and reduce our revenue.

If our customers do not expand their use of our platform beyond their current organizational engagements or renew their existing contracts with us, our ability to grow our business and improve our results of operations may be adversely affected.

Our future success depends, in part, on our ability to increase the adoption of our platform by our existing customers and future customers. Many of our customers initially use our platform in specific groups or departments within their organization. Our ability to grow our business depends in part on our ability to persuade customers to expand their use of our platform to address additional use cases. Further, to continue to grow our business, it is important that our customers renew their contracts when existing contracts expire and that we expand our relationships with our existing customers. Our customers have no obligation to renew their contracts, and our customers may decide not to renew their contracts with a similar contract period, at the same prices and terms, with the same or a greater number of learners, or at all. In the past, some of our customers have elected not to renew their agreements with us, and it is difficult to accurately predict whether we will have future success in retaining customers or expanding our relationships with them. We have experienced significant growth in the number of customers of our platform, but we do not know whether we will continue to achieve similar growth in the future. Our ability to retain our customers and expand our deployments with them may decline or fluctuate as a result of a number of factors, including our customers' satisfaction with our platform, our customer support, our prices, the prices and features of competing solutions, reductions in our customers' spending levels, insufficient adoption of our platform, and new feature releases. If our customers do not purchase additional contracts or renew their existing contracts, renew on less favorable terms, or fail to continue to expand their engagement with our platform, our revenue may decline or grow less quickly than anticipated, which would harm our results of operations.

If we are unable to attract new customers, our business, financial condition and results of operations will be adversely affected.

To increase our revenue, we must continue to attract new customers. Our success will depend to a substantial extent on the widespread adoption of our platform and products as an alternative to existing solutions. Many enterprises have invested substantial personnel and financial resources to integrate traditional solutions into their businesses and, therefore, may be reluctant or unwilling to migrate to cloud computing. Further, the adoption of cloud-based workplace safety training solutions may be slower in industries with heightened data security interests or business practices requiring highly customizable application software. In addition, as our market matures, our products evolve, and competitors introduce lower cost or differentiated products that are perceived to compete with our platform and products, our ability to sell our products could be impaired. Similarly, our sales could be adversely affected if customers or users within these organizations perceive that features incorporated into competitive products reduce the need for our products or if they prefer to purchase other products that are bundled with solutions offered by other companies that operate in adjacent markets and compete with our products. As a result of these and other factors, we may be unable to attract new customers, which may have an adverse effect on our business, financial condition and results of operations.

Workplace accidents could result in substantial remedial obligations and damage our reputation.

Users of our software-as-a-service solution have had and may in the future experience, workplace accidents or incidents. Accidents or other incidents involving our customers' employees and representatives could result in claims for damages or remedial action against us. The amount of any costs, including fines or damages payments that we might incur under such circumstances could substantially exceed any insurance we have to cover such losses. Any of these events, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations and could adversely affect our reputation.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

Our ability to broaden our customer base, particularly our business customer base, and achieve broader market acceptance of our platform will depend to a significant extent on the ability of our sales and marketing organizations to work together to drive our sales pipeline and cultivate customer and partner relationships to drive revenue growth. We have invested in and plan to continue expanding our sales and marketing organizations. Identifying, recruiting, and training sales personnel will require significant time, expense, and attention. We also plan to dedicate significant resources to sales and marketing programs, including lead generation activities and brand awareness campaigns. If we are unable to hire, develop, and retain talented sales or marketing personnel, if our new sales or marketing personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective, our ability to broaden our customer base and achieve broader market acceptance of our platform could be harmed. In addition, the investments we make in our sales and marketing organization will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources in these areas.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSOHAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Edify works through artificial intelligence to eliminate workplace injuries and accidents in industrial work environments such as construction, mining, energy, utilities, manufacturing and other dangerous or potentially hazardous environments. We leverage our unique competencies with data, artificial intelligence, customers, employee engagement applications and frontline workers to drive our mission to keep our customers' workers and workplaces safe and free from injury and death.

Business Plan

Edify plans to significantly invest in sales and marketing, and R&D, and grow the business over the next few years. Insurance is the primary economic driver of safety in the United States, and to that end insurance will be the primary distribution channel to grow sales and marketing.

To that end, Edify has relationships and contracts with some of the largest workman's comp insurance carriers and insurance brokers in the United States.

Following are specific plans for Edify's products, distribution, and operations.

Operations
Edify's operations are primarily spread across Salt Lake City, Utah, and Grand Junction, Colorado, with software engineers also located in Arizona, the Philippines, and India. As Edify is a remote company, the specific locations of employees is not restricted and is based more on need than geographic location.

As Edify grows, the organization will be divided into the following divisions:

- Product: including software engineering and product management
- Sales and Marketing: including sales, inside sales, marketing, and public relations
- Customer Success: including implementation and customer training
- Operations: including finance, HR, and other backoffice functions

Product Plans
Edify will continue to invest significantly in software engineering and research and development, especially in developing proprietary artificial intelligence and machine learning algorithms that improve safety with Edify customers.

Sales and Marketing Plans
Edify will drive sales and marketing through an enterprise direct sales model. This involves creating enterprise sales account managers as well as inside sales support to find and qualify leads. Sales focus will be primarily on growing existing contracts through already executed contracts by expanding to client's other projects and growing business through client's subcontractors. Edify's existing insurance contracts connect Edify to over 21,000 potential clients, and the bulk of investment in sales and marketing will be in leveraging and growing revenues through these existing channels.

Customer Success Plans
Customer Success is focused on ensuring that clients have a successful implementation of Edify so that those clients will renew the product in following years. Edify's Customer Success division focuses on ensuring proper training, on-boarding, and user account provisioning so that clients can successfully use the product. After initial setup, Customer Success monitors usage to ensure the product is working as planned.

The Company's Products and/or Services

Product / Service	Description	Current Market
Edify.ai Mobile App	Mobile app to help every frontline worker analyze their tasks, hazards,	Construction, mining, energy, utilities, manufacturing, and other

	and controls to reduce incidents and injuries. Edify helps drive a positive culture of safety from the top of the organization down to every worker.	industries where safety is of paramount concern. Safety practices across these industries are very consistent, so Edify's technology applies across the whole safety spectrum.
Safety Mojo Observation System	Safety Mojo is a simple safety observation and management system that drives effective behaviors across a site and a company, and allows client organizations to customize the system to their specific needs.	Construction, mining, energy, utilities, manufacturing, and other industries where safety is of paramount concern. Safety practices across these industries are very consistent, so Edify's technology applies across the whole safety spectrum. Safety Mojo is especially applicable to large owner-controlled insurance programs (OCIP), where multiple general contractors are working on multiple projects.
Customized Safety Solutions for Insurance	Customized mobile apps for safety for insurance carriers and brokerages, and self-insured programs such as wrap-ups. Coops, OCIPs, and CCIPs.	Workman's comp insurance carriers and insurance brokerages that specialize in high-safety industries like construction, mining, energy, utilities, manufacturing, etc.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Paper is the biggest competitor, as most companies drive safety processes using paper-based forms. Hundreds of companies in the safety space, known broadly as the EHS sector (Environmental, Health, and Safety), comprise a market that is estimated at $5.3B worldwide. EHS companies focus on management only and tracking incidents after they occur.

Edify is focused on engaging every frontline worker, and driving behaviors before incidents happen, to stop them from happening in the first place. EHS companies most similar to Edify include SafeSite and eCompliance.

Customer Base

Edify currently has 15 customers, comprised mostly of construction companies ranging in size from $100M in annual revenue to over $30B. Edify also has customers that are workman's comp insurance carriers, and insurance brokers-- including the largest construction insurance brokerage in the US.

Supply Chain

Edify is built on the Willow.ai enterprise application platform. Willow.ai is an enterprise application platform built on .NET and hosted on Microsoft's Azure Cloud Platform. Willow.ai is similar to other enterprise application platforms such as Ruby on Rails or the hundreds of other systems. Edify.ai owns all of the code written on top of Willow.ai that make up the Edify.ai platform. Edify.ai also licenses various third party code libraries and open-sourcelibraries as any modern software application does.

Intellectual Property

Edify is currently in the process of registering trademarks, copyrights, and patents for its brands, products and technology. Some of the proceeds raised in this offering will be used to strengthen the intellectual property portfolio of Edify.

Edify's most valuable intellectual property assets will be related to the algorithms analyzing data using artificial intelligence and machine learning.

Edify will hold title in and to any trademarks, copyrights and patents for which it seeks registration or issuance, and such title shall not be held by any related person of the Company or by any licensor of the Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Cory Linton	Chief Executive Officer and Director	Edify's Chief Executive Officer since June 2018, overseeing operations and strategy. From 2006-2017, Cory was the Chief Operating Officer of the School Improvement Network where he managed and executed itsoperations and strategy, growing the company from $2.5M in sales to over $46M before the company was sold in 2017.	Columbia Business School, MBA (1997) Brigham Young University, BA, Latin and Roman History (1995)
Brian Kennedy	Chief Technical Officer	Edify's Chief Technical Officer since May 2018, leading the development of Edify's artificial intelligence solution. Brian has 23 years of development experience and has built and overseen enterprise and ai projects for multiple Fortune 500 and US government entities such as the Dept of Homeland Security, Dept of Defense, Dept of Energy, and many others.	DeVry University, BS, Computer Information Systems (2012)
Shahid Chishty	Chief Financial Officer	Edify's Chief Financial Officer since 2019, responsible for the financial operations of the Company. From 2018 to the date he started with Edify, Shahid was involved as a board member or board advisor, providing oversight and governance insight, with many startup and early-stage companies in Silicon Valley and London, as well as providing financial advice to various family offices. Shahid has 20+ years of financial management experience and has worked with dozens of startups and multiple large companies in Silicon Valley and all over the world.	University of Southampton, BS, Economics (1987)

Lisa M. Samara	Director	Edify's board member since its founding, Lisa is a founder and President of Domus, Inc., a communications, engagement, and strategy services firm that works with some of the largest and most recognized brands in the world. At Domus, Lisa is responsible for the managing and executing on its operations and strategy.	Bloomsburg University, BS, Marketing (1985)
Kirill Tatarinov	Director	After stepping down as CEO of Citrix in July 2017, Kirill has been a board member to multiple high-growth startups, providing oversight and governance insight. Kirill has been a technology leader for more than 25 years, including being President of Microsoft Dynamics, and CEO of Citrix Corporation. He is currently the Executive Vice Chairman at Acronis.	Moscow State University, Systems Engineering (1986) Houston Baptist University, MBA (1997)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. The Company's certificate of incorporation provides a broad exculpation provision under which no direction of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

Employees

The Company currently has 3 employees, and 5 independent contractors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock is 4,000,000 shares of common stock, consisting of 2,000,000 shares of Class A Common Stock, par value of $0.001 per share and 2,000,000 shares of Class B Common Stock, par value of $0.001 per share (together, the "**Common Stock**"), of which 543,383 shares of common stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	543,383
Par Value Per Share	$0.001
Voting Rights	Each holder of record of Common Stock is entitled to one vote in person or by proxy for each share of such stock.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	47.1%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Note
Face Value	$20,000
Voting Rights	The convertible note is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Upon conversion of the convertible note, the holder may have one vote for each share of stock held by such stockholder.
Anti-Dilution Rights	None
Material Terms	**Maturity Date:** April 15, 2021 **Interest Rate:** The convertible note accrues interest at the rate of eight percent (8%) per year, computed on the basis of a 365-day year. **Qualified Financing and Discount:** The principal and accrued and unpaid interest automatically converts at the closing of an equity financing resulting in proceeds of at least $1,000,000 at a forty percent (40%) discount. **Optional Conversion:** The holder has the option to convert the principal and accrued and unpaid interest at a price based on the valuation of the Company determined by its board of directors. **Change of Control Conversion:** If a certain change of control occurs before conversion or repayment, the company shall pay the holder an amount equal to the principal plus accrued and unpaid interest, plus a one hundred percent premium on the outstanding principal amount to be repaid.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from the convertible note and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on a forty percent (40%) discount of the valuation cap of the Securities in this Offering and the face value of the security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.4%

Type	Convertible Notes
Aggregate Face Value	$140,000
Voting Rights	The convertible note is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Upon conversion of the convertible note, the holder may have one vote for each share of stock held by such stockholder.
Anti-Dilution Rights	None
Material Terms	**Maturity Date:** December 31, 2020 **Interest Rate:** The convertible note accrues interest at the rate of four percent (4%) per year, computed on the basis of a 365-day year. **Qualified Financing, Discount & Valuation Cap:** The principal and accrued and unpaid interest automatically converts at the closing of an equity financing resulting in proceeds of at least $1,000,000 at the lesser of the price derived from a thirty percent (30%) discount or a valuation cap of $2,750,000. **Optional Conversion:** The holder has the option to convert the principal and accrued and unpaid interest at a price based on the valuation of the Company determined by its board of directors. **Change of Control Conversion:** If a certain change of control occurs before conversion or repayment, the company shall pay the holder an amount equal to the principal plus accrued and unpaid interest, plus a one hundred percent premium on the outstanding principal amount to be repaid.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from the convertible note and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the $2,750,000 valuation cap and the face value of the security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.4%

Type	Convertible Note
Face Value	$50,000
Voting Rights	The convertible note is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Upon conversion of the convertible note, the holder may have one vote for each share of stock held by such stockholder.
Anti-Dilution Rights	None
Material Terms	**Maturity Date:** March 9, 2021 **Interest Rate:** The convertible note accrues interest at the rate of four percent (4%) per year, computed on the basis of a 365-day year. **Qualified Financing, Discount & Valuation Cap:** The principal and accrued and unpaid interest automatically converts at the closing of an equity financing resulting in proceeds of at least $2,000,000 at the lesser of the price derived from a twenty percent (20%) discount or a valuation cap of $4,500,000. **Optional Conversion:** The holder has the option to convert the principal and accrued and unpaid interest at a price based on the valuation of the Company determined by its board of directors. **Change of Control Conversion:** If a certain change of control occurs before conversion or repayment, the company shall pay the holder an amount equal to the principal plus accrued and unpaid interest, plus a one hundred percent premium on the outstanding principal amount to be repaid.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from the convertible note and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the $4,500,000 valuation cap and the face value of the security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.1%

Type	Convertible Notes
Aggregate Face Value	$320,000
Voting Rights	The convertible note is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Upon conversion of the convertible note, the holder may have one vote for each share of stock held by such stockholder.
Anti-Dilution Rights	None
Material Terms	**Maturity Date:** June 19, 2021 **Interest Rate:** The convertible note accrues interest at the rate of four percent (4%) per year, computed on the basis of a 365-day year. **Qualified Financing, Discount & Valuation Cap:** The principal and accrued and unpaid interest automatically converts at the closing of an equity financing resulting in proceeds of at least $2,000,000 at the lesser of the price derived from a twenty percent (20%) discount or a valuation cap of $5,000,000. **Optional Conversion:** The holder has the option to convert the principal and accrued and unpaid interest at a price based on the valuation of the Company determined by its board of directors. **Change of Control Conversion:** If a certain change of control occurs before conversion or repayment, the company shall pay the holder an amount equal to the principal plus accrued and unpaid interest, plus a one hundred percent premium on the outstanding principal amount to be repaid.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from the convertible note and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the $5,000,000 valuation cap and the face value of the security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.3%

Type	Convertible Note
Face Value	$100,000
Voting Rights	The convertible note is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Upon conversion of the convertible note, the holder may have one vote for each share of stock held by such stockholder.
Anti-Dilution Rights	None
Material Terms	**Maturity Date:** September 22, 2022 **Interest Rate:** The convertible note accrues interest at the rate of four percent (4%) per year, computed on the basis of a 365-day year. **Qualified Financing, Discount & Valuation Cap:** The principal and accrued and unpaid interest automatically converts at the closing of an equity financing resulting in proceeds of at least $2,000,000 at the lesser of the price derived from a twenty percent (20%) discount or a valuation cap of $6,000,000. **Optional Conversion:** The holder has the option to convert the principal and accrued and unpaid interest at a price based on the valuation of the Company determined by its board of directors. **Change of Control Conversion:** If a certain change of control occurs before conversion or repayment, the company shall pay the holder an amount equal to the principal plus accrued and unpaid interest, plus a one hundred percent premium on the outstanding principal amount to be repaid.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from the convertible note and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the $6,000,000 valuation cap and the face value of the security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.4%

Type	Convertible Note
Face Value	$20,000
Voting Rights	The convertible note is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Upon conversion of the convertible note, the holder may have one vote for each share of stock held by such stockholder.
Anti-Dilution Rights	None
Material Terms	**Maturity Date:** September 22, 2022 **Interest Rate:** The convertible note accrues interest at the rate of four percent (4%) per year, computed on the basis of a 365-day year. **Qualified Financing, Discount & Valuation Cap:** The principal and accrued and unpaid interest automatically converts at the closing of an equity financing resulting in proceeds of at least $2,000,000 at the lesser of the price derived from a twenty percent (20%) discount or a valuation cap of $9,000,000. **Optional Conversion:** The holder has the option to convert the principal and accrued and unpaid interest at a price based on the valuation of the Company determined by its board of directors. **Change of Control Conversion:** If a certain change of control occurs before conversion or repayment, the company shall pay the holder an amount equal to the principal plus accrued and unpaid interest, plus a one hundred percent premium on the outstanding principal amount to be repaid.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from the convertible note and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the $9,000,000 valuation cap and the face value of the security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.2%

Type	SAFE
Face Value	$125,400
Voting Rights	The SAFE is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Upon conversion of the SAFE, the holder may have one vote for each share of stock held by such stockholder.
Anti-Dilution Rights	None
Material Terms	**Qualified Financing, Discount & Valuation Cap:** The SAFE automatically converts at the closing of an equity financing in which the Company issues and sells preferred stock at the lowest price per share of the preferred stock sold in such equity financing. **Liquidity Event:** The holder of the SAFE will be entitled upon a liquidity event, assuming the SAFE was not previously converted, to receive the higher of the face amount of the SAFE or such amount resulting from a conversion into common stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from the SAFE and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the $9,000,000 valuation cap from the immediately preceding convertible note and the face value of the security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.1%

Type	Convertible Note
Face Value	$250,000
Voting Rights	The convertible note is convertible into certain securities of the Company issued in connection with the Company's next equity financing for the principal purpose of raising capital pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Upon conversion of the convertible note, the holder may have one vote for each share of stock held by such stockholder.

Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any securities convertible from the convertible note and its potential future issuance may be dilutive and could adversely affect the value of the Securities or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Please note that the percentage calculated here is based on the $9,000,000 valuation cap from the immediately preceding convertible note and the face value of the security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.3%

Type	Crowd SAFE
Securities Outstanding	211
Face Value	$89,372
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $12,500,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional securities which may dilute the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.6

Type	Options and Stock Purchase Rights for Class B Common Stock
Authorized / Outstanding	405,000 / 299,710
Voting Rights	Each option is convertible into, and each stock purchase right grants a right to purchase, shares of Class B Common Stock. Upon conversion of their options, or purchase, the holders shall have one vote for each share of stock held by such stockholders.
Anti-Dilution Rights	None

Material Terms	The options or stock purchase right will be issued in accordance with the Company's employee incentive plan, which may include vesting provisions. The percentage calculated below assumes that all shares reserved for issuance have been issued and are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional options at a later date. The availability of any Class B Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	35.1%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Unsecured Debt
Creditor	Everest Business Funding
Amount Outstanding	$17,000
Payment Schedule	14 monthly payments of $1,214.28 starting on January 19, 2021
Description of Collateral	None
Other Material Terms	Settlement of Future Receipt Purchase Agreement
Maturity Date	March 19, 2022

Type	Unsecured Debt Held by Cory Linton Company's Founder, Chief Executive Officer and Director
Amount Outstanding	$65,000
Payment Schedule	n/a
Description of Collateral	None
Other Material Terms	4% annual interest rate
Maturity Date	n/a

Type	EIDL Loan
Creditor	SBA
Amount Outstanding	$150,000
Payment Schedule	First Payment due on May 14, 2022 in the amount of $731
Description of Collateral	None
Other Material Terms	None
Maturity Date	May 14, 2052

Type	PPP Loan
Creditor	SBA
Amount Outstanding	$42,700
Payment Schedule	First Payment due on May 14, 2022 in the amount of $731
Description of Collateral	None
Other Material Terms	Loan can be forgiven through Oct. 2021, if no deferral payment is calculated at 1% until maturity date.
Maturity Date	June 19, 2025

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Cory Linton	485,000 shares of Class A Common Stock	89.26%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition tothe following information. Financial statements are attached hereto as Exhibit A.

Operations

Edify.ai, Inc. (the "**Company**") was incorporated on May 31, 2018 under the laws of the State of Delaware, and is headquartered in Salt Lake City, UT.

Liquidity and Capital Resources

 On November 1, 2021, the Company closed an offering pursuant to Regulation CF and raised $89,372.

Capital Expenditures and Other Obligations

We plan to continue to invest in research and development into further building out Edify's artificial intelligence. Edify's long term value is based on integrating data sources from various systems to improve the accuracy of Edify's artificial intelligence in reducing incidents and injuries. Such integrations are costly and time consuming, but add incredible value to customers and create significant barriers to competitors

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	$545.00	545,000	Working capital	July 31, 2018	Section 4(a)(2)
Class B Common Stock	$78.38	78,383	Working capital	July 31, 2018	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Working capital	June 29, 2018	Section 4(a)(2)
Convertible Note	$140,000	6 Convertible Notes	Working capital	July 26, 2018	Section 4(a)(2)
Convertible Note	$50,000	1 Convertible Note	Working Capital	September 10, 2019	Section 4(a)(2)
Convertible Note	$320,000	5 Convertible Notes	Working Capital	January 19, 2020	Section 4(a)(2)
SAFE	$125,400	1 SAFE	Working Capital	February 14, 2021	Section 4(a)(2)
Convertible Note	$100,000	1 Convertible Note	Working Capital	March 23, 2021	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Working Capital	March 23, 2021	Section 4(a)(2)
Convertible Note	$250,000	1 Convertible Note	Working Capital	October 1, 2022	Section 4(a)(2)
Crowd SAFE	$89,372	211	Working Capital	November 1, 2021	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as anydirector or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscalyear, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceedsfive percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty

percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, whichincludes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse. The Company has conducted the following transactions with related persons: Our director, Lisa Samara, invested $50,000 by purchasing a convertible note in the fall of 2019. The Company's founder, Chief Executive Officer and Director, Cory Linton, has hired family members for part time assistance from time to time, including his son, Klein Linton, to whom the Company granted equity-based compensation for the right to 2,000 shares of the Company's Class B Common Stock, in lieu of cash compensation. Additionally, Mr. Linton has outstanding loans of $42,000 in 2020 and $23,000 in 2019, each of which accrue interest at the rate of 4% per year and outstanding deferred compensation amounting to $264,600 in 2019 and $369,600 in 2020, as reflected on the Company's balance sheet attached hereto. As founder, Mr. Linton went without compensation for the first 18 months, and with limited compensation for the following 12 months. Mr. Linton has also loaned the company money as needed, in the aggregateamount of $65,000 as set forth above (*see also* "Outstanding Debt" at page 29). The loans from Mr. Linton to the Company have no express repayment schedule or maturity date, and accrue interest at the rate of four percent (4%) per year.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Cory J. Linton
_____
(Signature)

Cory J. Linton
_____
(Name)

Chief Executive Officer
_____
(Title)

I, Cory J. Linton, the Chief Executive Officer of EDIFY.AI, INC., certify that the financial statements of EDIFY.AI, INC. included in this Form are true and complete in all material respects.

/s/ Cory J. Linton
_____
(Signature)

Cory J. Linton
_____
(Name)

CEO
_____
(Title)

April 28, 2022
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on thedates indicated.

/s/ Cory J. Linton
_____
(Signature)

Cory J. Linton
_____
(Name)

Director
_____
(Title)

April 28, 2022
_____
(Date)

/s/Lisa M. Samara *Lisa Samara*
_____
(Signature)

Lisa M. Samara

(Name)

Director

(Title)

April 28, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
Financial Statements

Edify.AI
Profit and Loss
January - December 2021

		Total
Income		
Implementation Revenue		12,500.00
Monthly Subscription Revenue from Edify Customers		323,676.64
Monthly Subscription Revenue from Safety Mojo Customers		167,256.56
POC / Pilot Revenue		9,950.00
PPP Loan Forgiven		42,700.00
Total Income	$	**556,083.20**
Gross Profit	$	**556,083.20**
Expenses		
Amount written Off		47,795.00
Ask my Accountant		16,026.32
Audit Fee		5,000.00
Expense Reimbursement		3,985.74
General and Administrative		150.00
Automobile		446.89
Bank Fees		1,048.81
Dental Insurance		776.08
Dues and Subscriptions		1,011.58
Equipment Repairs & Maintenance		23.10
Insurance		
Business Insurance		11,609.07
Total Insurance	$	11,609.07
Legal and Professional Services		38,270.38
Meals & Entertainment		126.43
Meals - Office		728.67
Meals - Travel/Client		6,105.81
Total Meals & Entertainment	$	6,960.91
Office Expenses		11,684.30
Payroll		
Employee Benefit Programs		9,049.10
Health Insurance Expense		8,816.80
Salaries and Wages		264,763.59
Total Payroll	$	282,629.49
Postage		8.28
Telephone		4,181.75
Travel		9,341.46
Website Development Cost		159.80
Total General and Administrative	$	**368,301.90**
IT Expenses		80,512.36
Misc Expenses		4,287.61
Office Supplies		1,210.65
Payment to Contractors- 1099 Payments		120,000.00
R&D Expenses		93,750.00

Sales & Marketing Expenses		62,211.13
Selling Expenses		
Advertising and promotion		6,043.53
Total Selling Expenses	$	**6,043.53**
Taxes & Licenses		1,271.51
Business Licenses		179.95
Total Taxes & Licenses	$	**1,451.46**
Travel		4,818.71
Uncategorized		611.80
Total Expenses	$	**816,006.21**
Net Operating Income	-$	**259,923.01**
Other Expenses		
Amortization Expense		223,341.50
Interest Expense		19,558.43
Total Other Expenses	$	**242,899.93**
Net Other Income	-$	**242,899.93**
Net Income	-$	**502,822.94**

Edify.AI
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
Chase Checking		82,799.33
ZOINS Bank		55.00
Total Bank Accounts	$	**82,854.33**
Accounts Receivable		
Accounts Receivable (A/R)		626,276.54
Total Accounts Receivable	$	**626,276.54**
Other Current Assets		
Payroll Advance		0.00
Receivables from Mojo Customers		0.00
Total Other Current Assets	$	**0.00**
Total Current Assets	$	**709,130.87**
Fixed Assets		
R & D		
R&D Amortization		-587,590.20
R&D Original cost		2,139,542.74
Total R & D	$	**1,551,952.54**
Start-up Costs		
Start-up Costs Original cost		
Start-up Costs - Advertising		0.00
Total Start-up Costs Original cost	$	**0.00**
Total Start-up Costs	$	**0.00**
Total Fixed Assets	$	**1,551,952.54**
Other Assets		
Investment		
Acquisition of Safety Mojo		203,898.69
Total Investment	$	**203,898.69**
Total Other Assets	$	**203,898.69**
TOTAL ASSETS	$	**2,464,982.10**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
American Express Card		0.00
Chase Credit Card		17,817.60
Total Credit Cards	$	**17,817.60**
Other Current Liabilities		
Accrued Interest Payable		31,911.20
Ask My Accountant.		0.00
Audit fee Payable		0.00
Deferred Compensation		369,600.00

Deferred Revenue		0.01
Deferred Revenue from Edify Customers		1,551,845.00
Deferred Revenue from Edify Customer Written Back		-678,781.64
Total Deferred Revenue from Edify Customers	$	873,063.36
Deferred Revenue from Safety Mojo Customers		330,519.49
Deferred Revenue from Safety Mojo Customers Customer written back		-218,858.28
Total Deferred Revenue from Safety Mojo Customers	$	111,661.21
Total Deferred Revenue	$	984,724.58
Griffith Company		180,174.96
Legal and Professional Services Payable		0.00
Loan from Capchase		339,115.56
Loan from EBF Partner		0.00
Loan from Founder		7,600.00
Loan from ON DECK CAPITAL		5,453.90
Loan from RAM Account Management Service		1,652.59
PPP Grant		0.00
Provision for Expenses		36,856.44
Ram Reliant Account Management Service		0.00
Suspense Account		0.00
Total Other Current Liabilities	$	1,957,089.23
Total Current Liabilities	$	1,974,906.83
Long-Term Liabilities		
Convertible Notes		
Alpha Eight LLC		350,000.00
Convertible Loan - Pelian		250,000.00
Convertible Note - Brian Kennedy		60,300.00
Convertible Note - Eric Weight		25,000.00
Convertible Note - Gary Nuila		20,000.00
Convertible Note - Grant Ingersoll		10,000.00
Convertible Note - Jeanne Glaittli		20,000.00
Convertible Note - Lisa Samara		50,000.00
Convertible Note - Michael Mohlman		25,000.00
Convertible Note - Modern 8 Corporation		10,000.00
Convertible Note - Stamford Bridge Partners		50,000.00
Convertible Note - Tim Peterson		50,000.00
Convertible Notes - MEO ENTERPRISES LLCG Capital		50,000.00
Convertible Notes - Jared Richards		60,000.00
Convertible Notes - TEEGG Capital		100,000.00
Convertible Notes - Tuanis		65,000.00
Convertible Notes Kevin Bradburn		50,000.00
Legato Energy Solutions LLC		70,000.00
Total Convertible Notes	$	1,315,300.00
SBA EIDL Loan		159,200.00
Total Long-Term Liabilities	$	1,474,500.00
Total Liabilities	$	3,449,406.83
Equity		
Common Stock		623.38
Owner Distribution		0.00

Retained Earnings		-482,225.17
Net Income		-502,822.94
Total Equity	**-$**	**984,424.73**
TOTAL LIABILITIES AND EQUITY	**$**	**2,464,982.10**

Edify.AI
A/R Aging Summary
As of December 31, 2021

	Current	1 - 30	31 - 60	61 - 90	91 and over
Alliant Insurance Services, Inc / Facebook ICM Projects	595,000.00				0.00
AR Daniel Construction					0.00
Bolander & Sons					0.00
Caliber Construction					0.00
HCS - Hillwood Const					0.00
Kilgore Companies					0.00
L&S Construction					0.00
M.A. Mortenson Company - Project #18126001		5,000.00		-5,000.00	0.00
Moe Plumbing				11,300.00	0.00
Mortenson/Alberici/Keely , a Joint Venture St Louis MLS					450.00
Patriot Environmental				500.00	4,000.00
Pine Bluff Sand & Gravel Co.				8,000.00	
Shea Homes					5,000.00
Sterling Construction Company					746.62
Tealstone					1,279.92
TOTAL	$ 595,000.00	$ 5,000.00	$ 0.00	$ 14,800.00	$ 11,476.54

Tuesday, Mar 08, 2022 07:47:12 PM GMT-8

Total
595,000.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
11,300.00
450.00
4,500.00
8,000.00
5,000.00
746.62
1,279.92
$ 626,276.54